TSX, NYSE: AKG

ASANKO GOLD ANNOUNCES POSITIVE METALLURGICAL RESULTS FROM DYNAMITE HILL

Highlights:

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Positive metallurgical test work results from the newly discovered, near surface Dynamite Hill deposit.

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Strong leach kinetics and overall gold recovery averaging 95%.

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Confirms Dynamite Hill deposit will blend well with the other Asanko Gold Mine ores.

Vancouver, British Columbia, July 29 2014 – Asanko Gold Inc. (“Asanko” or the “Company”) (TSX, NYSE MKT: AKG) is pleased to announce positive results from the metallurgical test work program conducted on the Dynamite Hill deposit. Dynamite Hill is a recently discovered near surface deposit located 7 km from the processing facility, set to begin construction next month, at the Company’s flagship Asanko Gold Mine (“AGM” or the “Project”) in Ghana.

The metallurgical test work program, conducted by Metallurgy Pty Ltd in Western Australia, was undertaken to assess the gravity and cyanide leach amenability of the oxide, transitional and fresh material from the Dynamite Hill deposit, as well as the comminution characteristics.

The results have confirmed that the material from the deposit presents consistent and similar leach kinetics to the other deposits which make-up the Project. It is expected that the Dynamite Hill material will blend well with the ore from the other four Phase 1 Project pits; Nkran, Adubiaso, Abore and Asuadai and confirms that the standard gravity and Carbon-in-Leach processing facility designed for Phase 1 is appropriate for treating material from Dynamite Hill.

Results of metallurgical testing show that the gold recovery averages between 93.2 and 96.2% across the various mineral types with an average of 95%. Gravity gold separation test work indicates that approximately 50% of the gold is expected to be recovered in the gravity circuit.  Comminution testing indicates that the Bond work index varies between 10 kWh/t for softer oxide ore and 16 kWh/t for the harder fresh material, which is a similar range as the other deposits at the Project.

A maiden Mineral Resource Estimate (“MRE”) for Dynamite Hill is currently being compiled by the Company and is expected to be published in September 2014, along with a definitive mine plan which will be included as part of the overall Definitive Project Plan for Phase 1.  As the Dynamite Hill mineralisation occurs at or near surface, minimal pre-stripping requirements are anticipated.

Following completion of the MRE and definitive mine plan, a modification to the existing Mine Operating Permit will be sought prior to commencement of mining activity at Dynamite Hill, which is anticipated in Q3 2015.

Enquiries:

For further information please visit www.asanko.com or contact:

Alex Buck, Manager – Investor Relations Telephone: +44-7932-740-452 Email: alex.buck@asanko.com	Greg McCunn, Chief Financial Officer Telephone: +1-778-729-0604 Email: greg.mccunn@asanko.com
General info@asanko.com

About Asanko Gold Inc.

Asanko’s vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. Asanko’s flagship project is the fully financed and permitted, multi-million ounce Asanko Gold Mine Project located in Ghana, West Africa. The mine will be developed in phases.  Phase 1 has been approved and construction will commence in Q3 2014, with first gold is targeted in Q1 2016.

Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Forward-Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:

Asanko has prepared its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of US securities laws. Terms relating to mineral resources in this press release are defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves.  The Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Asanko uses certain terms, such as, “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves”, that the SEC does not recognize (these terms may be used in this press release and are included in the public filings of Asanko which have been filed with securities commissions or similar authorities in Canada).

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